UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Form 6-K consists of the following:

1.    Press release issued by ABB Ltd dated October 23, 2008.

2.    Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Strong execution lifts Q3 net income 26%

•                  Double-digit growth in revenues, EBIT, net income and cash flow

•                  EBIT up 25% despite ca. $100-mill. impact from hedging valuation

•                  Orders stronger in product businesses; lower large systems orders

•                  On target to deliver in line with 2008 growth guidance

Zurich, Switzerland, Oct. 23, 2008 – ABB reported double-digit increases in revenues, earnings before interest and taxes (EBIT), net income and cash flow in the third quarter of 2008 as the company continued to improve its operational performance.

EBIT grew 25 percent to $1.3 billion, including a net expense of approximately $100 million, equivalent to roughly one percentage point of EBIT margin, resulting from the mark-to-market treatment of hedging transactions.

Net income rose 26 percent to $927 million and cash from operations increased to $1.1 billion.

Revenues grew 22 percent (local currencies: 16 percent) on the successful execution of the strong order backlog.

Orders received increased 7 percent (local currencies: 1 percent) to $8.9 billion. Orders for power equipment showed continued robust growth in all regions and orders for industrial automation products also increased at a double-digit pace in most markets. Large project orders declined significantly, reflecting in part a comparison with a very strong quarter a year ago. In addition, customers’ decisions on a number of industrial and infrastructure  investments have been delayed as a result of the recent market uncertainty.

“Our solid revenue, earnings and cash flow growth in the third quarter demonstrate our ability to successfully execute across all of our businesses,” said Joe Hogan, ABB’s chief executive officer. “We continue to benefit from long-term trends to expand and upgrade power infrastructure, improve industrial productivity and lower environmental impact.

“It’s too early to say how the recent financial-market turmoil will impact our markets in the short term but our operational strength and flexibility, leading technology, competitive cost base and solid balance sheet put us in a good position to meet a tougher market. We are on target to deliver on our 2008 growth guidance.”

2008 Q3 key figures	Q3 08	Q3 07	Change
$ millions unless otherwise indicated			US$	Local
Orders	8,885	8,321	7%	1%
Order backlog (end Sept.)	27,211	22,170	23%	25%
Revenues	8,791	7,190	22%	16%
EBIT	1,291	1,035	25%
as % of revenues	14.7%	14.4%
Net income	927	738	26%
Basic net income per share ($)	0.41	0.32
Cash flow from operating activities	1,121	886

Summary of Q3 2008 results

Orders received and revenues

Demand for power transmission and distribution products and energy-efficient industrial equipment remained solid in most markets during the third quarter of 2008, contributing to double-digit order growth in the Power Products and Automation Products divisions. Utility customers in mature markets continued to invest in grid refurbishment to improve reliability and in emerging markets to expand capacity. Demand in industries such as oil and gas and metals and minerals also remained positive, although some smaller customers in the mining industry began to delay investments in the face of the current market uncertainty. Shorter-cycle industries, such as construction and automotive, remained weak.

Orders were significantly lower in the Power Systems division and little changed in the Process Automation division, primarily the result of the timing of large project awards. Robotics orders were also little changed as lower demand from the automotive industry was offset by higher orders from other industry sectors.

Large orders (more than $15 million) decreased in the quarter by 29 percent (local currencies: 31 percent) and accounted for 11 percent of total orders compared to 17 percent in the same quarter in 2007. Base orders (less than $15 million) were up 14 percent (local currencies: 8 percent) and were higher in all divisions except Power Systems.

Regionally, orders grew strongest in the Americas (up 36 percent; 33 percent in local currencies), led by power infrastructure investments in the U.S., Canada, and Brazil. Asian orders grew 25 percent in the quarter (local currencies: 20 percent), mainly the result of demand for automation products and systems. In Europe, Power Products increased orders by 28 percent (local currencies: 19 percent) but overall orders were down 5 percent (local currencies: 13 percent), mainly the result of significantly lower order intake in Power Systems, which recorded a $400-million wind power order in the same quarter a year earlier.

Revenues increased at a double-digit rate in both U.S. dollar and local currency terms across all divisions, reflecting the execution of the strong order backlog. Price increases in previous quarters to offset higher raw material costs also supported the revenue improvement.

The order backlog at the end of September 2008 amounted to $27.2 billion, an increase of $5 billion, or 23 percent (local currencies: 25 percent) compared to the end of the same quarter in 2007. The order backlog was unchanged in local currencies compared to the end of the second quarter of 2008, down $2 billion in U.S. dollar terms.

Earnings before interest and taxes

The EBIT increase in the quarter was mainly the result of volume growth. The EBIT margin continued to benefit from increased sourcing from emerging economies and the focus on improved risk and project management. Included in EBIT is a cost of approximately $100-million representing the valuation of hedges not qualifying under hedge accounting rules. This impact was driven by a sharp decrease in commodity prices and the increase in the U.S. dollar compared to most European currencies during the quarter. On a year-to-date basis, the overall net impact of this accounting treatment is negligible.

Net income

Net income of $927 million also reflected ABB’s strong cash position and low debt levels, which resulted in a positive finance net of $13 million compared to an expense of $16 million in the third quarter of 2007. The effective tax rate was 25 percent, compared to 22 percent in the same quarter of 2007.

Balance sheet and cash flow

Net cash at the end of the third quarter was $4.8 billion compared to $6 billion at the end of the previous quarter. The decrease resulted mainly from the payment in July of the 2007 dividend of $1.1 billion (in the form of a nominal value reduction) and an acquisition in the quarter. In addition, the company made cash payments of approximately $160 million related to its 2.2-billion Swiss franc share buy-back program.

Cash flow from operations increased by $235 million compared to the third quarter of 2007, reflecting the higher volume of business and the effect of ongoing working capital management measures. Also included in cash flow from operations was a payment of $25 million to asbestos trusts.

Management changes

Joseph M. Hogan took up responsibilities as Chief Executive Officer of the ABB Group on September 1, 2008.

In August 2008, ABB announced the departure of Ravi Uppal, President of Global Markets and a member of the ABB Group Executive Committee. Effective immediately, the regional organization will be reporting to Michel Demaré in addition to his Chief Financial Officer role.

Acquisitions

During the third quarter, ABB completed its acquisition of U.S. transformer company Kuhlman Electric Corporation, aimed at expanding ABB’s power products portfolio in the Americas. Kuhlman’s September 2008 results have been consolidated into ABB’s third-quarter financial statements, resulting in a contribution of approximately $30 million in orders received and revenues.

Compliance

ABB continues to cooperate with the U.S. Department of Justice and the U.S. Securities and Exchange Commission regarding various suspect payments that have occurred across several years. ABB also continues to cooperate with various anti-trust authorities, including the European Commission, regarding certain allegedly anti-competitive practices. As previously communicated, the outcome of these matters as well as previously disclosed matters could have a material impact on the company’s consolidated operating results, cash flows and financial position.

Outlook

Over the long-term, demand for the refurbishment and expansion of power transmission and distribution infrastructure is expected to remain strong in all regions. Demand for high-efficiency industrial automation systems and equipment that improves customer productivity and reduces environmental impacts, is expected to fuel future growth in automation activities.

However, the recent turbulence in the global banking sector and credit markets makes near-term forecasts difficult. The effect of recent developments on global macroeconomic growth in general, and on utility and industrial investments in particular, cannot yet be determined.

For the full-year 2008, ABB confirms its guidance of 15-20 percent growth for power-related activities and clearly above 10 percent growth in its automation activities.

Divisional performance Q3 2008

Power Products	Q3 08	Q3 07	Change
$ millions unless otherwise indicated			US$	Local
Orders	3,409	2,678	27%	21%
Order backlog (end Sept.)	9,081	6,977	30%	31%
Revenues	3,034	2,413	26%	20%
EBIT	536	405	32%
as % of revenues	17.7%	16.8%
Cash flow from operating activities	479	271

Third-quarter orders were higher in all business units as power infrastructure investments continued in every region. Base orders grew at a double-digit pace and large orders more than doubled compared to the same quarter a year earlier. Continued grid refurbishment fuelled a 43-percent growth in the Americas (local currencies: 40 percent), especially the U.S., more than offsetting the slowdown in housing and construction-related power investments. Both eastern and western Europe recorded double-digit order growth, while transformer demand supported double-digit order growth in Asia. Growth in the Middle East was led by higher orders for medium- and high-voltage equipment.

Revenue growth continued to benefit from increased productivity, the execution of the order backlog and higher service revenues.

EBIT and EBIT margin rose primarily on higher revenues and operational improvements, despite negative impacts from the mark-to-market valuation of foreign exchange and commodity hedging transactions.

Cash flow from operations increased as a result of higher cash effective earnings and improved working capital management.

Power Systems	Q3 08	Q3 07	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,293	1,828	(29)%	(32)%
Order backlog (end Sept.)	8,661	8,136	6%	9%
Revenues	1,601	1,401	14%	9%
EBIT	113	121	(7)%
as % of revenues	7.1%	8.6%
Cash flow from operating activities	111	151

Orders received decreased significantly in the third quarter, mainly due to the lower volume of large orders in the Middle East and Europe compared to the same quarter in 2007, when the division won a $400-million wind power order in Germany. This decline could not be offset by a doubling of orders in North and South America. Orders in Asia increased by 12 percent (local currencies: 9 percent) compared to the same quarter in 2007 as growth in China and Australia made up for a decrease in India.

Revenue growth reflected execution of the order backlog. The lower EBIT and EBIT margin resulted primarily from the negative impacts from the mark-to-market valuation of foreign exchange and commodity hedging transactions.

Cash flow from operations was negatively affected by the timing of project payments.

Automation Products	Q3 08	Q3 07	Change
$ millions unless otherwise indicated			US$	Local
Orders	2,741	2,322	18%	12%
Order backlog (end Sept)	4,380	3,413	28%	29%
Revenues	2,612	2,203	19%	12%
EBIT	491	384	28%
as % of revenues	18.8%	17.4%
Cash flow from operating activities	509	390

Orders continued to increase at a double-digit pace as demand for more efficient industrial equipment such as breakers, motors and drives grew strongly. Base orders increased by 20 percent (local currencies: 13 percent). Orders from Asia grew by 40 percent (local currencies: 36 percent), mainly the result of industrial infrastructure investments in China and India. Orders from the Middle East also reported good growth. Higher orders in Brazil, Canada and the U.S. contributed to a 26-percent increase in the Americas (local currencies: 22 percent). In Europe, orders were higher in most business units but large orders were lower compared to the same quarter in 2007, which included a $110-million power electronics order. As a result, total orders from Europe increased 8 percent (local currencies: flat).

Higher revenues reflected the order growth during the quarter and execution of the strong order backlog. Revenue growth along with continued high capacity utilization led to a further increase in EBIT and EBIT margin.

Cash from operations increased in line with the growth in EBIT.

Process Automation	Q3 08	Q3 07	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,969	1,914	3%	(3)%
Order backlog (end Sept)	7,146	5,435	31%	33%
Revenues	1,920	1,512	27%	20%
EBIT	218	157	39%
as % of revenues	11.4%	10.4%
Cash flow from operating activities	243	120

Orders were down in the third quarter (3 percent higher in U.S. dollar terms), largely reflecting the timing of project awards. Orders in the marine sector increased during the quarter as did turbocharging and industrial after sales service orders. These were largely offset by a lower volume of large orders in oil and gas and metals compared to the same quarter a year ago.

Regionally, growth was up 16 percent in Asia (local currencies: 10 percent), led by China, Singapore and Korea. Mexico, Brazil and the U.S. contributed to higher orders in the Americas. European orders were up 8 percent (local currencies: unchanged) in a mixed environment, with higher orders in Norway, Finland and Germany and lower orders in Italy and Switzerland. Orders from the Middle East and Africa were lower, reflecting lower large orders from the minerals sector.

Revenues grew at a record pace in the third quarter mainly reflecting execution of the order backlog in the system business as well as growth in the product and service businesses. Higher revenues and continued emphasis on project execution resulted in higher EBIT and EBIT margin, despite negative impacts from the mark-to-market valuation of foreign exchange and commodity hedging transactions.

Cash flow from operations doubled in the quarter as higher earnings compensated for an increase in working capital needed to support growth.

Robotics			Change
$ millions unless otherwise indicated	Q3 08	Q3 07	US$	Local
Orders	400	370	8%	2%
Order backlog (end Sept)	665	627	6%	6%
Revenues	431	344	25%	18%
EBIT	28	20	40%
as % of revenues	6.5%	5.8%
Cash flow from operating activities	(9)	41

Order growth from general industry, mainly in foundry applications, the solar industry and consumer-related manufacturing, offset a significant downturn in the automotive market in the third quarter. Regionally, orders grew at a double-digit pace in Asia as customers in emerging markets focused on improving process and product quality. Orders decreased in the more heavily automotive-related markets of Europe and North America.

Revenues increased in the third quarter, mainly reflecting execution of the order backlog. Higher revenues and the higher proportion of sales to general industry contributed to the improvement in EBIT and EBIT margin.

The negative cash flow from operations reflects the timing of customer payments.

More information

The 2008 Q3 results press release and presentation slides are available from October 23, 2008 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a conference call for media today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 6 days: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 12523, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 5600 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 16323, followed by the # key.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

Zurich, October 23, 2008

Joe Hogan, Chief Executive Officer

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Outlook” and “Appendix I,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations, fluctuations in interest rates and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB 2008 third-quarter (Q3) and nine-month (9m) key figures

				Change				Change
$ millions unless otherwise indicated		Q3 08	Q3 07	US$	Local	9m 08	9m 07	US$	Local
Orders	Group	8,885	8,321	7%	1%	31,099	25,480	22%	12%
	Power Products	3,409	2,678	27%	21%	11,012	8,569	29%	19%
	Power Systems	1,293	1,828	(29)%	(32)%	5,952	5,842	2%	(6)%
	Automation Products	2,741	2,322	18%	12%	8,778	6,954	26%	15%
	Process Automation	1,969	1,914	3%	(3)%	7,205	5,592	29%	17%
	Robotics	400	370	8%	2%	1,359	1,140	19%	9%
	Corporate and other (Inter-division eliminations)	(927)	(791)			(3,207)	(2,617)
Revenues	Group	8,791	7,190	22%	16%	25,772	20,470	26%	16%
	Power Products	3,034	2,413	26%	20%	8,682	6,867	26%	17%
	Power Systems	1,601	1,401	14%	9%	5,010	3,855	30%	20%
	Automation Products	2,612	2,203	19%	12%	7,766	6,248	24%	13%
	Process Automation	1,920	1,512	27%	20%	5,727	4,481	28%	17%
	Robotics	431	344	25%	18%	1,235	988	25%	14%
	Corporate and other (Inter-division eliminations)	(807)	(683)			(2,648)	(1,969)
EBIT	Group	1,291	1,035	25%		4,093	2,878	42%
	Power Products	536	405	32%		1,656	1,130	47%
	Power Systems	113	121	(7)%		411	310	33%
	Automation Products	491	384	28%		1,486	1,067	39%
	Process Automation	218	157	39%		686	463	48%
	Robotics	28	20	40%		82	54	52%
	Corporate and other	(95)	(52)			(228)	(146)
EBIT margin (%)	Group	14.7%	14.4%			15.9%	14.1%
	Power Products	17.7%	16.8%			19.1%	16.5%
	Power Systems	7.1%	8.6%			8.2%	8.0%
	Automation Products	18.8%	17.4%			19.1%	17.1%
	Process Automation	11.4%	10.4%			12.0%	10.3%
	Robotics	6.5%	5.8%			6.6%	5.5%

ABB Q3 2008 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q3 08	Q3 07	US$	Local	Q3 08	Q3 07	US$	Local
Europe	3,803	4,024	(5)%	(13)%	4,072	3,286	24%	15%
Americas	1,845	1,353	36%	33%	1,571	1,314	20%	17%
Asia	2,512	2,015	25%	20%	2,266	1,862	22%	17%
Middle East and Africa	725	929	(22)%	(23)%	882	728	21%	17%
Group total	8,885	8,321	7%	1%	8,791	7,190	22%	16%

Appendix I

Equity securities transactions

On February 13, 2008, the Company announced a share-buyback program up to a maximum value of CHF 2.2 billion (equivalent to $2 billion at then-current exchange rates). The Company intends to complete the buyback program prior to the Annual General Meeting of Shareholders in 2010 and to propose the cancellation of the shares at that meeting. A total of 22.675 million shares were repurchased under the program up to the end of September 2008, at a total cost of CHF 652 million ($619 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in treasury stock in the consolidated balance sheet at September 30, 2008.

In July 2008, a bank holding call options (related to Management Incentive Plan launches during 2003 and 2004) which had been issued at fair value and with strike prices of CHF 7.00 and CHF 7.50, respectively, exercised a portion of the calls held. As a result, in the third quarter, approximately 6.8 million shares were issued and there was an increase in capital stock and additional paid-in capital of approximately $49 million.

Employee benefits funding

During the first nine months of 2008 ABB made contributions of $167 million to its pension plans and $10 million to its other postretirement plans. The planned “Standard” contributions for full year 2008, based on current plan structures, are about $220 million to defined benefit pension plans and approximately $13 million to other postretirement benefit plans. The Company expects that additional discretionary contributions will be made in the remaining part of the year.

Accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (SFAS 160) and revised Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141(R)). Among other things, the statements require most assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company will apply SFAS 141(R) to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.

Local currencies

The results of operations and financial position of many of ABB’s subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The Company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Appendix II

Reconciliation of non-GAAP financial measures regarding Q3 2008

($ millions, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	1,291
Revenues	8,791
EBIT margin (EBIT as % of revenues)	14.7%

Finance net
Interest and dividend income	75
Interest and other finance expense	(62)
Finance net	13

Net cash
Cash and equivalents	5,347
Marketable securities and short-term investments	1,842
Cash and marketable securities	7,189

Short-term debt and current maturities of long-term debt	(374)
Long-term debt	(1,989)
Total debt	(2,363)
Net cash	4,826

EBIT margin is calculated by dividing EBIT by total revenues. Management believes EBIT margin is a useful measure of profitability and uses it as a performance target.

Net cash is a financial measure that is calculated as the total of cash and equivalents, marketable securities and short-term investments minus our total debt.

ABB Ltd Consolidated Income Statements

	Nine Months Ended		Three Months Ended
$ millions, except per share data (unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007
Sales of products	21,926	17,432	7,499	6,135
Sales of services	3,846	3,038	1,292	1,055
Total revenues	25,772	20,470	8,791	7,190
Cost of products	(14,909)	(12,100)	(5,241)	(4,263)
Cost of services	(2,520)	(2,025)	(844)	(705)
Total cost of sales	(17,429)	(14,125)	(6,085)	(4,968)
Gross profit	8,343	6,345	2,706	2,222
Selling, general and administrative expenses	(4,320)	(3,529)	(1,432)	(1,201)
Other income (expense), net	70	62	17	14
Earnings before interest and taxes	4,093	2,878	1,291	1,035
Interest and dividend income	250	183	75	92
Interest and other finance expense	(139)	(224)	(62)	(108)
Income from continuing operations before taxes and minority interest	4,204	2,837	1,304	1,019
Provision for taxes	(1,114)	(708)	(331)	(226)
Minority interest	(184)	(157)	(52)	(58)
Income from continuing operations	2,906	1,972	921	735
Income (loss) from discontinued operations, net of tax	(1)	32	6	3
Net income	2,905	2,004	927	738

Basic earnings per share
Income from continuing operations	1.27	0.88	0.40	0.32
Income (loss) from discontinued operations, net of tax	—	0.01	0.01	—
Net income	1.27	0.89	0.41	0.32
Weighted average basic shares (in millions)	2,289	2,246	2,285	2,279

Diluted earnings per share
Income from continuing operations	1.26	0.86	0.40	0.32
Income (loss) from discontinued operations, net of tax	—	0.01	—	—
Net income	1.26	0.87	0.40	0.32
Weighted average dilutive shares (in millions)	2,301	2,306	2,294	2,307

ABB Ltd Consolidated Balance Sheets

$ millions, except share data (unaudited)	Sept. 30, 2008	Dec. 31, 2007

Cash and equivalents	5,347	4,650
Marketable securities and short-term investments	1,842	3,460
Receivables, net	9,528	8,582
Inventories, net	5,754	4,863
Prepaid expenses	272	307
Deferred taxes	841	783
Other current assets	487	368
Assets held for sale and in discontinued operations	—	132
Total current assets	24,071	23,145

Financing receivables, net	454	487
Property, plant and equipment, net	3,485	3,246
Goodwill	2,768	2,421
Other intangible assets, net	434	270
Prepaid pension and other employee benefits	363	380
Investments in equity method companies	69	63
Deferred taxes	733	862
Other non-current assets	146	127
Total assets	32,523	31,001

Accounts payable, trade	4,447	4,167
Billings in excess of sales	1,200	829
Accounts payable, other	1,326	1,289
Short-term debt and current maturities of long-term debt	374	536
Advances from customers	2,334	2,045
Deferred taxes	465	371
Provisions and other	3,559	3,342
Accrued expenses	1,644	1,737
Asbestos obligations	29	101
Liabilities held for sale and in discontinued operations	—	62
Total current liabilities	15,378	14,479

Long-term debt	1,989	2,138
Pension and other employee benefits	646	631
Deferred taxes	517	407
Other liabilities	1,716	1,797
Total liabilities	20,246	19,452

Minority interest	553	592
Stockholders’ equity:
Capital stock and additional paid-in capital	4,678	5,634
Retained earnings	9,860	6,955
Accumulated other comprehensive loss	(1,913)	(1,330)
Less: Treasury stock, at cost (40,167,675 and 18,725,475 shares at September 30, 2008 and December 31, 2007)	(901)	(302)
Total stockholders’ equity	11,724	10,957
Total liabilities and stockholders’ equity	32,523	31,001

ABB Ltd Consolidated Statements of Cash Flows

	Nine Months Ended		Three Months Ended
$ millions (unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007
Operating activities
Net income	2,905	2,004	927	738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	483	435	166	149
Provisions, net	(137)	(196)	(39)	(47)
Pension and postretirement benefits	46	(18)	1	(6)
Deferred taxes	222	57	49	(9)
Net gain from sale of property, plant and equipment	(34)	(24)	(6)	(5)
Income from equity accounted companies	(12)	(50)	(4)	(11)
Minority interest	184	158	52	58
Other	64	108	25	11
Changes in operating assets and liabilities:
Trade receivables	(1,193)	(1,037)	(311)	(201)
Inventories	(1,017)	(809)	(454)	(222)
Trade payables	401	422	51	114
Billings in excess of sales	434	131	176	63
Advances from customers	349	348	192	63
Other assets and liabilities, net	(132)	56	296	191
Net cash provided by operating activities	2,563	1,585	1,121	886

Investing activities
Changes in financing receivables	(1)	57	3	42
Purchases of marketable securities (other than trading) and short-term investments	(2,830)	(7,272)	(1,450)	(3,012)
Purchases of property, plant and equipment and intangible assets	(736)	(468)	(263)	(184)
Acquisition of businesses (net of cash acquired)	(552)	(44)	(525)	(1)
Proceeds from sales of marketable securities (other than trading) and short-term investments	4,276	6,683	25	2,379
Proceeds from sales of property, plant and equipment	45	44	6	15
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	46	352	23	15
Net cash provided by (used in) investing activities	248	(648)	(2,181)	(746)

Financing activities
Net changes in debt with maturities of 90 days or less	32	(4)	(59)	(5)
Increase in debt	323	146	146	53
Repayment of debt	(641)	(167)	(157)	(83)
Issuance of shares	49	153	49	—
Purchase of treasury shares	(606)	(199)	(161)	—
Dividends paid	(1,060)	(449)	(1,060)	—
Dividends paid to minority shareholders	(149)	(118)	(46)	(18)
Other	63	(28)	32	10
Net cash used in financing activities	(1,989)	(666)	(1,256)	(43)

Effects of exchange rate changes on cash and equivalents	(151)	199	(424)	144
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	26	(15)	—	(4)
Net change in cash and equivalents - continuing operations	697	455	(2,740)	237

Cash and equivalents beginning of period	4,650	4,198	8,087	4,416
Cash and equivalents end of period	5,347	4,653	5,347	4,653

Supplementary disclosure of cash flow information
Interest paid	175	176	63	72
Taxes paid	793	628	236	227
Carrying value of debt and accrued interest converted into capital stock	—	843	—	173

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2007	4,514	3,647	(1,462)	(2)	(629)	74	(2,019)	(104)	6,038
Comprehensive income:
Net income	—	2,004	—	—	—	—	—	—	2,004
Foreign currency translation adjustments	—	—	412	—	—	—	412	—	412
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	7	—	—	7	—	7
Unrecognized income related to pensions and other postretirement plans, net of tax	—	—	—	—	(6)	—	(6)	—	(6)
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	26	26	—	26
Total comprehensive income	—	—	—	—	—	—	—	—	2,443
Treasury share transactions	(1)	—	—	—	—	—	—	(198)	(199)
Dividends paid	—	(449)	—	—	—	—	—	—	(449)
Conversion of convertible bonds	830	—	—	—	—	—	—	—	830
Issuance of shares	153	—	—	—	—	—	—	—	153
Share-based payment arrangements	21	—	—	—	—	—	—	—	21
Call options	6	—	—	—	—	—	—	—	6
Balance at September 30, 2007	5,523	5,202	(1,050)	5	(635)	100	(1,580)	(302)	8,843

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2008	5,634	6,955	(906)	7	(486)	55	(1,330)	(302)	10,957
Comprehensive income:
Net income	—	2,905	—	—	—	—	—	—	2,905
Foreign currency translation adjustments	—	—	(461)	—	—	—	(461)	—	(461)
Foreign currency translation adjustments related to sold businesses	—	—	6	—	—	—	6	—	6
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	(29)	—	—	(29)	—	(29)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax	—	—	—	—	11	—	11	—	11
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	(110)	(110)	—	(110)
Total comprehensive income	—	—	—	—	—	—	—	—	2,322
Treasury share transactions	(20)	—	—	—	—	—	—	20	—
Dividends paid in the form of nominal value reduction	(1,060)	—	—	—	—	—	—	—	(1,060)
Shares repurchased under buyback program	—	—	—	—	—	—	—	(619)	(619)
Issuance of shares	49	—	—	—	—	—	—	—	49
Share-based payment arrangements	45	—	—	—	—	—	—	—	45
Call options	30	—	—	—	—	—	—	—	30
Balance at September 30, 2008	4,678	9,860	(1,361)	(22)	(475)	(55)	(1,913)	(901)	11,724

July — September 2008 — Q3

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price

Peter Leupp	25 July 2008	Shares	2,000		CHF 27.84
Michel de Rosen	14 August 2008	Shares	1,551		CHF 26.26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 23, 2008	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel